# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lion Copper & Gold Corp., CIK 0001339688
CUSIP: 53620R109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 143 S Nevada Street, Yerington, Nevada (NV), 89447
Date of event which requires filing of this statement: 09/05/2025
Amends the filing with accession number 0001062993-24-019031
Filed by CIK 0001467837
Persons authorized to receive notices and communications: Tony L. Alford, 7040 Interlake Drive, Kernersville, North Carolina (NC), 27284, 336-996-1726

## Reporting persons
- Tony L. Alford (CIK 0001467837): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 174,026,640; shared voting power 43,477,269; sole dispositive power 174,026,640; shared dispositive power 43,477,269; aggregate amount beneficially owned 217,503,909 (43.24% of the class)
- Christine Alford (CIK 0001974775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 15,234,794; shared voting power 43,477,269; sole dispositive power 15,234,794; shared dispositive power 43,477,269; aggregate amount beneficially owned 58,712,063 (14.21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Lion Copper & Gold Corp.
Address of issuer's principal executive offices: 143 S Nevada Street, Yerington, Nevada (NV), 89447

## Item 2. Identity and Background
Name of person filing: This Amendment No. 7 is being filed jointly by Tony L. Alford and his spouse, Christine Alford. Each party filing this amendment is also referred to herein as a "reporting person."
Residence or business address: The address of each reporting person is 7040 Interlaken Drive, Kernersville, North Carolina 27284.
Present principal occupation or employment: Tony Alford is a director of the Issuer, the founder and president of PBA Consultants Inc., a firm specializing in tax savings and cost reduction services, and a private investor. Christine Alford is a real estate development officer manager and a private investor.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Each reporting person is a citiizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 5, 2025, the Issuer granted 16,000,000 stock options to Mr. Alford in consideration for his services as a director for the Issuer. The options were granted pursuant to the Issuer's 20% fixed stock option plan. The options have an exercise price of $0.087 and a term of five years.

On September 8 and 9, Mr. Alford purchased a total of 256,065 common shares of the Issuer in open market purchases at a weighted average price of $0.1004 using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Alford acquired beneficial ownership of the Issuer's securities as described in Item 3 for investment purposes. The reporting persons currently intend to continue to acquire beneficial ownership of additional common shares by participating from time to time in private offerings of securities and by making open market purchases of common shares when warranted by market conditions. Any such transactions may be implemented at any time or from time to time subject to any applicable limitations imposed on the purchase and sale of the common shares by applicable law. The reporting persons intend to seek to influence the policies of the Issuer with a goal of maximizing the value of the Issuer's common shares. Mr. Alford has served as a director of the Issuer since December 13, 2021.

As of the date hereof, and except as otherwise disclosed herein, the reporting persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this report, Tony Alford and Christine Alford together beneficially own in the aggregate a total of 232,738,703 common shares of the Issuer, which would constitute 46.27% of the class of common shares as calculated in accordance with SEC Rule 13d-3 under the Exchange Act.1 However, Tony Alford disclaims beneficial ownership of the common shares over which Christine Alford has sole voting and dispositive power, and Christine Alford disclaims beneficial ownership of the common shares over which Tony Alford has sole voting and dispositive power, and each of them disclaims membership in a group with the other within the meaning of Rule 13d-5(b)(1)(i) under the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Alford is the sole beneficial owner of 174,026,640 common shares of the Issuer, including 84,263,400 outstanding common shares, 59,768,240 common shares underlying outstanding warrants, and 29,995,000 common shares underlying outstanding options. Mr. Alford also shares beneficial ownership with Ms. Alford of 43,477,269 common shares, which they hold in a joint investment account. Collectively, Mr. Alford beneficially owns a total of 217,503,909 common shares, which constitutes 43.24% of the class as calculated in accordance with Rule 13d-3.

Ms. Alford is the sole beneficial owner of 15,234,794 outstanding common shares of the Issuer. Ms. Alford also shares beneficial ownership with Mr. Alford of 43,477,269 common shares, which they hold in a joint investment account. Collectively, Ms. Alford beneficially owns a total of 58,712,063 common shares, which constitutes 14.21% of the class as calculated in accordance with Rule 13d-3.

All percentages herein have been calculated based on a total of 413,234,899 common shares of the Issuer outstanding on September 10, 2025.
Transactions in the class effected during the past sixty days: During the last 60 days, the reporting persons have not engaged in any transactions in the Issuer's securities except as described in Item 3.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The parties have entered into a Joint Filing Agreement dated September 28, 2023, a copy of which was filed as Exhibit "A" to Amendment No. 1 to this Schedule 13D, which was filed with the U.S. Securities and Exchange Commission on September 29, 2023.

## Signatures
- Tony L. Alford: Tony L. Alford, Tony L. Alford (09/10/2025)
- Christine Alford: Christine Alford, Christine Alford (09/10/2025)